

July 10, 2009

<u>Via Facsimile (949) 203-6161 and U.S. Mail</u>
Nicholas J. Yocca
The Yocca Law Firm
19900 MacArthur Boulevard 650
Irvine, California 92612

>   **Re: CNS Response, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A filed July 1, 2009 by**
>   **Leonard J. Brandt**
>   **Preliminary Consent Solicitation Statement on Schedule 14A filed July 1,**
>   **2009 by Leonard J. Brandt**

Dear Mr. Yocca:

We have conducted a limited review of the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement on Schedule 14A

1.   To avoid duplicative comments, please make corresponding revisions in response to comments on the proxy statement to the extent such comments are applicable to analogous or identical disclosure in the consent solicitation statement.

2.   We refer you to the Forms 8-K filed by the Company on July 1 and July 9, 2009. As noted therein, the company has indicated its views on the validity of the actions you have

engaged in to date as they pertain to your ability to call a special meeting. Please address the statements made by the company and set forth the provisions of the company's constitutive documents and/or state law that you believe permit you to legally call a special meeting.

Cover Page

3.   We refer you to Item 4 of the Schedule 13D filed by EAC Investments, Inc. on June 30, 2009. Disclosure therein notes that "Brandt and EAC" have called a special meeting of shareholders of the company. Based on such disclosure, it would appear that EAC Investments, Inc. and certain of its affiliates are participants in the current solicitation. Refer to the definition of participant in Instruction 3 to Item 4 of Schedule 14A. Please revise to provide the required participant disclosure or advise.

4.   We refer you to our previous comment. Please provide your analysis of whether a group as defined in Rule 13d-5 of the Exchange Act of 1934 has been formed between EAC and the Brandt participants and whether such formation triggered a filing obligation pursuant to Section 13(d) and Rule 13d-1 of the Exchange Act of 1934.

General

5.   You disclose that proxies will be voted at the discretion of the proxy holder on any matters that come before the Meeting. Please revise your disclosure on this page to clarify that proxies may only be voted at the discretion of the proponent on matters which the proponent did not know a reasonable time before the solicitation. Clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated.   Please provide similar clarification on the form of proxy card. See Rule 14a-4 (c)(3).

6.   In a separate section of the proxy statement, include a discussion of the background involvement of the participants with CNS Response, Inc., including any written or other contacts with representatives of the company.

7.   With a view towards revised disclosure, please supplementally advise us of the relationships between the participants inclusive of any relationships that may have existed prior to the current solicitation.

8.   Please revise and provide disclosure that explains to shareholders the reasons why you have chosen to solicit both proxies and consents and the consequences to them should they choose to submit a proxy versus a consent. For example, disclose the distinctions in the time actions taken by stockholders via written consent versus at a special meeting will be deemed effective under the company's constitutive documents and state law. Also,

clarify that a proxy card will not revoke a consent card and, conversely, that a consent card will not revoke a proxy card, regardless of the date each card is signed or delivered.

9.	See our previous comment. We note that the consent solicitation contains an additional proposal related to the removal of all incumbent directors whereas the proxy statement does not. Given that this proxy statement does not include the proposal to remove the current directors, clarify how the election of four additional directors will be effected without the board size being increased. If you do add the proposal to remove the directors into this proxy statement, please clarify whether and how the proposal to elect your slate of nominees is necessarily conditioned upon the approval of the proposal to remove directors. Apply this comment also to the consent solicitation as necessary.

Quorum; Vote Required for Approval; Effect of Abstentions and Votes Against

Procedure to Vote, page 2

10.	Please revise to specify a particular color of the proxy card to be used by persons who wish to provide you with their proxies and a different color for your consent solicitation card.

11.	In the form of proxy, you provide notice that the proxy authorizes the proxy holder to exercise cumulative voting rights in the event cumulative voting is "requested." Based on the constitutive documents on file and proxy disclosure, the common stock does not appear to permit the exercise of cumulative voting rights. Accordingly, please remove this reference or advise to explain whether and under what circumstances pursuant to the company's constitutive documents and/or state law, cumulative voting could be "requested" and permitted. Further, please file the most current version of the articles of incorporation or confirm that they have already been filed.

Persons Making the Solicitation, page 3

12.	It appears that you intend to solicit proxies in person, via mail, email, facsimile, courier and delivery. Please advise us of whether you will solicit via the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

13.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Proposal 1

Election of Directors, page 3

14.   In this section, clarify that the nominees have consented to be named in the proxy and agree to serve if elected. Refer to Rule 14a-4(d).

15.   Set forth the reasons supportive of your recommendation that shareholders vote for the five nominees listed in proposal 1. Similarly, please provide disclosure of any potential effects of each proposal, both positive and negative, on existing security holders of the company. Please apply this comment to the proposals in the consent solicitation statement.

16.   Revise to further clarify the consequences to shareholders who use your proxy to vote for five directors instead of the number of directors established by the Board if the number of directors remains at six. Please revise to adequately inform shareholders who use your proxy card or who sign your consent that they could be disenfranchised with respect to at least one director seat if the current Board size remains at six and if they return your card. Also disclose that you may not exercise discretionary authority to fill the remaining seat and that you cannot assure that the other director(s) would agree to serve if your slate wins.

17.   Please see our previous comment. You should also revise to disclose in greater detail, the impact to shareholders if the Board increases the size of the Board and proposal 2 fails. That is, clarify the degree of the potential disenfranchisement shareholders could experience if the size of the Board is increased.

18.   Explain how the election of Mr. Brandt will be accomplished. We note that Mr. Brandt is not being removed pursuant to the removal proposal of the consent solicitation statement, thus he will remain a director. Thus, please explain why he is a nominee. Does he intend to resign and then be elected in the special meeting?

Interests of Nominees, page 6

19.   We note that Mr. Brandt was terminated by the Board as chief executive officer in mid-April. We further note the reference to "other changes in management" that the nominees may take if elected. Please confirm whether the nominees, if elected, intend to remove the current CEO and replace him with Mr. Brandt. Confirm that all disclosure required by Item 5(b)(1)(xii) has been provided.

20.   Revise to provide greater specificity regarding the nominees' intended actions or plans. For example, clarify the amount, if known, of any changes to the current budget and spending plans and the timeframe within which the nominees, if elected, would address all of the issues listed. Clarify whether the nominees have any intention of proposing a liquidation or sale of the company if elected. Specify the steps the nominees have taken,

if any, in furtherance of such plans. If no steps have been taken or if there are no concrete plans, revise to clearly state this fact.

21.   You must revise to include all the information required pursuant to Schedule 14A, not only the information with respect to your participants. For example, disclosure required by Items 7, 8 and 9 of Schedule 14A has not been provided. Please revise your disclosure accordingly. Further, given the nature of the special meeting being called, reliance on Rule 14a-5(c) would appear to be inappropriate. Accordingly, you must provide the omitted information to security holders. Please advise as to your intent in this regard.

Change in Control Provisions, page 11

22.   Revise this section to explain whether the removal of the current directors and the election of your nominees would trigger change of control provisions in any employment, lending or customer agreement or trigger any payment obligation by the company and the circumstances that would lead to such payments being due, besides the change of control (i.e., for employment agreements a termination of the subject employee without cause within a specified period of time after the change of control). Also quantify the payments due assuming the occurrence of the necessary facts at the same time as the change of control occurs.

Form of Proxy

23.   Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).

24.   We note on the card that proxy holders are authorized to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Preliminary Consent Solicitation on Schedule 14A

Cover Page

25.   The cover page of Schedule 14A notes that the filing is Amendment No. 1. Based on the record of filings to date however, the current filing appears to be the initial filing. Please advise.

Consent Required for Approval; Effect of Abstentions and Votes Against, page 2

26.   Further to our previous comment, please clarify the consequences to shareholders in the event proposals 1 and 3 do not receive the requisite majority vote. Similarly, revise to clarify the consequences to the Board if proposal 1 receives majority support but proposal 3 does not pass. For example, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees.

27.   Revise to disclose the cut-off date for the submission of consents and/or how you intend to notify security holders of when the solicitation will expire. In addition, please revise the document to indicate when the consents expire. Finally, please indicate how you intend to notify security holders of the results of the solicitation.

28.   We note your reference to the number of consents required to effect your proposals under the provisions of Delaware General Corporation Law. Disclose the requirements under the company's bylaws, unless they are silent in this respect.

Proposal 1, page 3

29.   Please disclose whether the proposal to remove the current directors is for the removal of all or none, or whether it is to remove up to five directors. If you intend to seek removal of up to five directors, then please reflect this in your consent card and disclose in proposal 2 the order in which your nominees will be elected to the board in the event less than all of the directors subject to removal pursuant to proposal 1 are removed. If you include the removal proposal in your proxy solicitation, please make corresponding revisions, as necessary.

Proposal 2, page 8

30.   You appear to have erroneously numbered this proposal 2 instead of 3. Please revise.

Form of Consent

31.   Please revise to indicate that the form of consent is a preliminary copy. Refer to Rule 14a-6(e)(1).

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions